Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Highlights

Perifosine

•                  June 1, 2009: Positive Phase 2 data on perifosine in advanced metastatic colon cancer and in advanced renal cell carcinoma were presented at the American Society of Clinical Oncology’s (“ASCO”) annual meeting. The data demonstrated perifosine’s anti-cancer activity and efficacy both as a single agent and in combination therapy. Data were generated by our North American partner, Keryx Biopharmaceuticals (“Keryx”).

•                  August 3, 2009: An agreement was reached with the United States Food and Drug Administration (“FDA”) regarding a Special Protocol Assessment (“SPA”) on the design of a double-blind, placebo-controlled Phase 3 trial with perifosine in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (Velcade®). The Phase 3 trial is to be conducted by Keryx.

•                  September 16, 2009: Perifosine was granted Orphan Drug designation from the FDA for the treatment of multiple myeloma.

•                  December 2, 2009: Perifosine was granted Fast Track designation by the FDA for the treatment of relapsed/refractory multiple myeloma.

•                  December 7, 2009: Updated positive Phase 2 efficacy and safety data, as well as new survival data for perifosine in combination with bortezomib (Velcade®) (+/- dexamethasone) in patients with relapsed/refractory multiple myeloma, were presented at the American Society of Hematology’s (“ASH”) annual meeting. Results showed that the overall response rate was 41% and median overall survival was reported at 25 months for all evaluable patients. The combination therapy maintained an acceptable safety profile and no unexpected adverse events were reported. Data were presented by Keryx.

•                  December 16, 2009: The Phase 3 registration clinical trial with perifosine in relapsed/refractory multiple myeloma was initiated by Keryx.

AEZS-108

•                  May 31, 2009: Presentation at the ASCO’s Annual Meeting of results supporting the evaluation of AEZS-108 in prostate cancer.

•                  November 2, 2009: Disclosure of positive preliminary results for the Phase 2 study with AEZS-108 in patients with platinum-resistant and taxane-pretreated ovarian cancer.

•                  November 24, 2009: Disclosure of positive efficacy data from a Phase 2 study with AEZS-108 in patients with advanced or recurrent endometrial cancer.

AEZS-112

•                  September 21, 2009: Disclosure of results from a Phase 1 study with AEZS-112 in patients with advanced solid tumors or lymphoma. Results showed prolonged courses of stable disease, excellent tolerability and potential for long-term use as a combination treatment for cancer.

AEZS-130

•                  June 11, 2009: Poster presentation on AEZS-130 (SolorelTM) at the annual meeting of the Endocrine Society, reporting the first clinical data relating to the use of AEZS-130 (SolorelTM) as a simple diagnostic test for adult growth hormone deficiency.

Cetrorelix

•                  August 17, 2009: Disclosure of results from two Phase 3 studies with cetrorelix in benign prostatic hyperplasia (“BPH”). The efficacy study Z-033 (mainly conducted in North America) did not achieve its primary endpoint. Results from the safety study Z-041 were positive and exhibited a similar level of efficacy as the previously disclosed Phase 2 studies.

•                  December 7, 2009: Disclosure of Phase 3 results for our European efficacy trial Z-036 in BPH with cetrorelix. The study did not reach its primary endpoint.

Corporate Developments

•                  June 23, 2009: Completion of a registered direct offering of US$10.0 million to certain U.S. institutional investors.

•                  October 23, 2009: Completion of a US$5.5 million registered direct offering with U.S. institutional investors.

•                  December 9, 2009: Appointment of Pierre Lapalme to our Board of Directors.

Cetrorelix Development, Commercialization and License Agreement

•                  March 4, 2009: Announcement of a development, commercialization and licensing agreement with sanofi-aventis U.S. LLC (“sanofi”) for the development, registration and marketing of cetrorelix in BPH for the U.S. market. The agreement provided us with a $30.0 million gross upfront payment.

•                  December 18, 2009: Announcement of the termination of our agreement with sanofi for the development, commercialization and licensing of cetrorelix in BPH for the U.S. market, subsequent to negative Phase 3 results.

Subsequent to Year-End

January 22, 2010: Notification from NASDAQ indicating that we were not in compliance with the minimum closing bid price rule.

January 25, 2010: Updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colon cancer showing a statistically significant benefit in survival, were reported by Keryx.

January 27, 2010: Our partner, Spectrum Pharmaceuticals, Inc. (“Spectrum”) announced the discontinuation of its development program for ozarelix in BPH.

January 29, 2010: A publication in the February 2010 issue of the Journal of Clinical Cancer Research reported positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia.

February 3, 2010: The FDA granted a SPA for the Phase 3 trial of perifosine in combination with capecitabine (Xeloda®) in refractory metastatic colorectal cancer. The trial is to be conducted by Keryx.

March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

March 12, 2010: We filed a Canadian short-form base shelf prospectus, as well as a registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”), which were declared effective by both the Canadian authorities and the SEC, and which would permit us to issue up to $60.0 million of freely tradeable common shares and warrants to purchase common shares.

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the year ended December 31, 2009. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s consolidated financial statements and related notes as at and for the years ended December 31, 2009, 2008 and 2007. Our consolidated financial statements, reported in United States dollars (“US dollars”), except where otherwise noted, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 26 to our 2009 consolidated financial statements.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is quite likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and its securities are registered with the United States Securities and Exchange Commission and is therefore required to file or furnish continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a late-stage drug development company specialized in oncology and endocrine therapy.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in multiple myeloma and our Phase 2 program in multiple cancers, including metastatic colon cancer, as well as our Phase 2 program with AEZS-108 in advanced endometrial and advanced ovarian cancer combined with potential developments in other cancer indications. In endocrinology, our lead program is the reactivation of a Phase 3 trial with AEZS-130 (SolorelTM) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”).

Key Developments for the Year Ended December 31, 2009

Drug Development

Status of our drug pipeline as at December 31, 2009

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120
Prostate cancer vaccine
(oncology)

AEZS-129
Erk & PI3K Inhibitors (oncology)

AEZS-127
ErPC (oncology)

AEZS-123
Ghrelin receptor antagonist (endocrinology)

AEZS-115
Non-peptide LHRH antagonists
(endometriosis & urology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in tumor induced cachexia (endocrinology)	Perifosine • Metastatic colon cancer • Kidney cancer AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine Multiple myeloma AEZS-130 (SolorelTM) Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea (oncology)	Perifosine: Keryx North America Handok Korea (oncology)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

ONCOLOGY

Perifosine

Perifosine is the first orally active Akt inhibitor in a Phase 3 trial for multiple myeloma, as well as in multiple Phase 2 trials for other types of cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent antitumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer.

In June 2009, our partner Keryx reported positive Phase 2 results in metastatic colon cancer and advanced renal cell carcinoma, which demonstrated perifosine’s anti-cancer activity and efficacy both as a single agent and in combination therapy.

On July 14, 2009, our partner Keryx announced the initiation of a Phase 1 clinical study to evaluate perifosine as a single agent treatment for recurrent solid tumors in pediatric patients. This single-center open-label study, fully funded by an external grant provided by a private organization, will be conducted at Memorial Sloan-Kettering Cancer Center in New York City. Oren Becher, MD, Instructor, Department of Pediatrics, in coordination with Eric Holland, MD, Ph.D., Director of the Brain Tumor group at Memorial Sloan-Kettering Cancer Center, will act as the study’s Principal Investigator. Perifosine is being evaluated as a single-agent in pediatric patients with any solid tumor that has failed standard therapy. Patients up to 18 years of age with a performance status of greater than 40% are eligible for this study. The study has been designed as a dose escalation study to determine the maximum tolerated dose (MTD) of perifosine alone in recurrent/progressive pediatric tumors. A standard 3+3 dose escalation design will be employed with 3 to 6 patients at each dose level. All patients will receive perifosine at a loading dose on the first day, followed by a maintenance dose to start on day two until progression of disease. A minimum of 4 and a maximum of 24 patients will be required to complete the study.

On August 3, 2009, we announced that Keryx had reached an agreement with the FDA regarding a SPA on the design of a Phase 3 registration trial for perifosine, in relapsed or relapsed/refractory multiple myeloma patients previously treated with bortezomib (Velcade®). Under the SPA, it is agreed with the FDA that the Phase 3 study design adequately addresses objectives in support of a regulatory submission. The study, entitled A Phase 3 Randomized Study to Assess the Efficacy and Safety of Perifosine Added to the Combination of Bortezomib and Dexamethasone in Multiple Myeloma Patients Previously Treated with Bortezomib and powered at 90%, is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine to placebo when combined with bortezomib and dexamethasone in approximately 400 patients with relapsed or relapsed/refractory multiple myeloma. The primary endpoint is progression-free survival and secondary endpoints include overall response rate, overall survival and safety.

In addition, in September 2009, perifosine received Orphan Drug designation from the FDA for the treatment of multiple myeloma, which provides a seven-year period of U.S. marketing exclusivity for perifosine if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication.

On September 29, 2009, we also reported updated clinical results from the Phase 2 study of perifosine from renal cell cancer patients who failed both a VEGF receptor inhibitor [sunitinib (Sutent®) or sorafenib (Nexavar®)] and an mTOR inhibitor [temsirolimus (Torisel®) or everolimus (Afinitor®)]. Evaluable patients (n=16) were defined as those who had greater than 7 days of treatment (2 additional patients withdrew consent within 7 days). Patients received 100 mg of perifosine daily until progression or unacceptable toxicity. The primary endpoint of this study was clinical benefit, defined as response rate (complete/partial by RECIST) or percentage of patients progression-free for at least 3 months. Median progression-free survival (PFS) and overall survival were also analyzed for efficacy. Safety was a secondary endpoint. Perifosine was well tolerated with the most common adverse events being gastrointestinal discomfort and fatigue. Fifty percent (50%) of evaluable patients had a partial response or a stable disease with a progression for survival of 16 weeks.

On October 8, 2009, Keryx also announced the initiation of a Phase 2 single-center, open-label, clinical study entitled “Phase 2 Trial of Perifosine in Patients with Relapsed or Refractory Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma” to evaluate perifosine as a single agent treatment for relapsed or refractory Chronic Lymphocytic Leukemia (CLL) and Small Lymphocytic Lymphoma (SLL). This Phase 2 study was designed by Daphne Friedman, MD, Instructor and Principal Investigator, in coordination with J. Brice Weinberg, Professor, and Mark Lanasa, Assistant Professor, Divisions of Medical Oncology and Hematology, Duke University Medical Center, and is currently open for enrollment at Duke University. In this study, which will enroll approximately 30 patients, perifosine will be given orally at a dose of 50 mg twice daily, for a total of six 28-day cycles. The patients will be formally restaged upon completion of the trial. Overall Response Rate is the primary endpoint with overall survival, progression-free survival and safety as secondary endpoints. Correlative studies will also be conducted and evaluated as a secondary endpoint.

On November 9, 2009, we announced the publication of a scientific article in the renowned Journal of Urology, supporting the development of perifosine for the treatment of cancer. The article outlines the pivotal role of PI3K and Akt signalling pathways in renal cell carcinoma pathogenesis thus, representing an ideal target for therapeutic intervention. Perifosine is described as the most advanced PI3K/Akt pathway inhibitor, which has already proved to be clinically active, as well as an ideal compound to combine with other anticancer agents.

On December 2, 2009, we announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for perifosine for the treatment of relapsed/refractory multiple myeloma. The Fast Track program is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Fast Track designated drugs ordinarily qualify for priority review, thereby expediting the FDA review process.

On December 7, 2009, we announced that Keryx had reported updated Phase 2 efficacy and safety data as well as new survival data on the clinical activity of perifosine in combination with bortezomib (Velcade®) (+/- dexamethasone) in patients with relapsed/refractory multiple myeloma at the 51st annual meeting of the American Society of Hematology. Reported for the first time for all 73 evaluable patients, was median progression-free survival (6.4 months/95% CI (5.3, 7.1) and overall survival (25 months/95% CI (15.5, not reached). Of particular interest was the comparison of evaluable patients who were previously refractory and the patients who were relapsed to a bortezomib-based regimen. Median progression-free survival (“PFS”) and overall survival (“OS”) for bortezomib relapsed vs. refractory were as follows:

Bortezomib Relapsed vs. Refractory	Median PFS*	Median OS**
Bortezomib Relapsed (n=20)	8.8 months 95% CI (6.3, 11.2)	Not Reached at 38+ months 95% CI (25, NR)
Bortezomib Refractory (n=53)	5.7 months 95% CI (4.3, 6.4)	22.5 months 95% CI (12.3, NR)

*       Median PFS and median TTP were identical, as no patient deaths occurred prior to  progression.

**     Kaplan Meier methodology was used to determine overall survival figures.

On December 16, 2009, we announced the initiation, by Keryx, of the Phase 3 registration clinical trial with perifosine in relapsed/refractory multiple myeloma which will involve approximately 400 patients. It is a double-blind, placebo-controlled trial comparing the efficacy and safety of perifosine vs. placebo when combined with bortezomib (Velcade®) and dexamethasone. The primary endpoint is progression-free survival and secondary endpoints include overall response-rate, overall survival and safety. The trial is being conducted pursuant to a SPA granted by the FDA.

On January 25, 2010, we announced that Keryx reported a statistically significant benefit in survival from updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colon cancer. Results showed improvement in both time to tumor progression and overall survival in the perifosine + capecitabine arm versus placebo + capecitabine arm. Of notable interest, and for the first time presented, were data showing a statistically significant benefit in median overall survival (15.3 months vs. 6.8 months — p=0.0088) and time to progression (18 weeks vs. 10 weeks — p=0.0004) for the subset of patients who were refractory to a 5-FU (Fluorouracil) chemotherapy-based treatment regimen.

On January 29, 2010, we announced the publication of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia in the February 2010 issue of the Journal of Clinical Cancer Research. Data demonstrated a 35% overall response rate with a median progression-free survival of 12.6 months in patients with relapsed or relapsed/refractory Waldenstrom’s macroglobulinemia.

On February 3, 2010, we announced that Keryx had reached another SPA with the FDA for the Phase 3 trial of perifosine in refractory metastatic colorectal cancer.

March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

AEZS-108

AEZS-108 represents a new targeting concept in oncology using a cytotoxic peptide conjugate which is a hybrid molecule composed of a synthetic peptide carrier and a well-known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH-receptor-positive tumors. Phase 2 studies with AEZS-108, involving up to 82 patients with advanced endometrial cancer and advanced ovarian cancer, are being conducted and final results are expected in 2010.

On May 31, 2009, we presented results supporting the evaluation of AEZS-108 in prostate cancer at the American Society of Clinical Oncology (“ASCO”) Annual Meeting, which was held in Orlando, Florida.

On November 2, 2009, we disclosed positive preliminary results for the ongoing Phase 2 study in ovarian cancer. All 43 patients with LHRH-receptor positive ovarian cancer who entered study AGO-GYN-5 finished their study treatment, and a preliminary evaluation showed that the study met its primary efficacy endpoint of 5 or more responders in 41 evaluable patients. Responders, as well as patients with stable disease after completion of treatment with AEZS-108, are being followed to assess the duration of progression-free survival and, ultimately, overall survival. More detailed analyses, which will also include efficacy data from post-treatment follow-up, are currently in preparation and will be presented at forthcoming scientific conferences.

On November 24, 2009, we disclosed positive efficacy data from a Phase 2 study with AEZS-108, in patients with advanced or recurrent endometrial cancer. The study met its predefined primary efficacy endpoint of 5 or more responder patients. This open-label, multi-center and multi-national Phase 2 study AGO-GYN 5, is being conducted by the German AGO Study Group (Arbeitsgemeinschaft Gynäkologische Onkologie /Gynaecological Oncology Working Group; www.ago-ovar.de), in cooperation with clinical sites in Europe.

AEZS-112

AEZS-112 is an anticancer drug in development with three mechanisms of action involved, including tubulin and topoisomerase II inhibition. AEZS-112 also expresses actions such as pro-apoptotic and antiangiogenic properties.

On April 22, 2009, we presented a poster at the Annual Meeting of the American Association of Cancer Research (“AACR”) which outlined Phase 1 results for AEZS-112 in patients with advanced solid tumors or lymphoma, which may potentially provide a new therapeutic approach for the treatment of cancer.

On September 21, 2009, we announced the completion of the Phase 1 study of AEZS-112. This open-label, dose escalation, multi-center, intermittent treatment Phase 1 study included patients with advanced solid tumors and lymphoma who had either failed standard therapy or for whom no standard therapy existed.

Patients received a once-a-week oral administration of AEZS-112 for three consecutive weeks, followed by a one-week period without treatment. The cycles were repeated every four weeks based on tolerability and response, basically planned for up to four cycles, but allowing for continuation in case of potential benefit for the patient. The starting dose of AEZS-112 in this study was 13 mg/week, with doubling of doses in subsequent cohorts in the absence of significant toxicity. The study was performed in two parts and included 42 patients overall. In Part I, 22 patients were studied on doses ranging from 13 to 800 mg/week. In Part II, the weekly dose was split into 3 doses taken 8 hours apart, and ultimately, 20 patients received doses from 120 to 600 mg/week. Stable disease with time to failure ranging from 20 to 60+ weeks was achieved in 12 patients with various cancer types, including melanoma and cancers of the colon/rectum, lung, pancreas, prostate, tongue, trachea and thyroid. In several of these patients, the duration of stabilization exceeded the duration of disease control on previous treatment regimens. Except for a dose-limiting gastrointestinal (“GI”) reaction in a patient with pre-existing GI problems, no clinically relevant drug-related adverse events or changes in laboratory safety parameters were observed.

AEZS-129

On April 21, 2009, we presented two posters on AEZS-129, a promising compound for clinical intervention of the PI3K/ Akt pathway in human tumors, at the American Association for Cancer Research (“AACR”) Annual Meeting. In vivo and in vitro data showed significant antitumor activity and a favorable in vitro pharmacologic profile which could lead to further in vivo profiling.

ENDOCRINOLOGY

AEZS-130

AEZS-130, a growth hormone secretagogue (GHS), is a novel synthetic small molecule, acting as a ghrelin mimetic, that is orally active and stimulates the secretion of growth hormone (GH).

A Phase 3 clinical trial of AEZS-130 (SolorelTM, proposed trademark for diagnostic use), to establish it as a diagnostic test for GHD in adults, was initiated in the United States by our former licensee, Ardana; however, the trial was suspended before completion because of Ardana’s insolvency.

On June 5, 2009, we entered into an agreement with the administrators of Ardana to acquire all of Ardana’s assets relating to AEZS-130 for $0.2 million.

On June 11, 2009, we presented a poster on AEZS-130 (SolorelTM) at the annual meeting of the Endocrine Society (“ENDO”), reporting the first clinical data relating to the use of AEZS-130 (SolorelTM) as a simple diagnostic test for adult growth hormone deficiency.

On October 19, 2009, we announced that we had initiated activities intended to complete the clinical development of AEZS-130 (SolorelTM), which could be the first oral diagnostic test approved for growth hormone deficiency (“GHD”).

We have already assumed the sponsorship of the Investigational New Drug application and are discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application (“NDA”) for approval of AEZS-130 (SolorelTM) as a diagnostic test for GHD in adults.

The pivotal Phase 3 trial (listed in www.clinicaltrials.gov study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of AEZS-130 (SolorelTM) as a growth hormone stimulation diagnostic test compared to GHRH + L-arginine, administered intravenously. Currently available results from this study, previously reported by G. Merriam et al. (Poster P2-749, ENDO ‘09, June 2009), demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with AEZS-130 (SolorelTM) oral solution, compared to the currently used test with GHRH-Arginine intravenous administration.

Oral administration of AEZS-130 (SolorelTM) offers more convenience and simplicity over the current GHD tests used, requiring either intravenous or intramuscular administration. Additionally, AEZS-130 (SolorelTM) may demonstrate a more favorable safety profile than existing diagnostic tests, some of which may be inappropriate for certain patient populations e.g. diabetes mellitus or renal failure, and have demonstrated a variety of side effects which AEZS-130 (SolorelTM) has not thus far. These factors may be limiting the use of GHD testing and may enable AEZS-130 (SolorelTM) to become the diagnostic test of choice for GHD.

AEZS-130 (SolorelTM) has been granted Orphan Drug designation for the diagnosis of growth hormone deficiency by the FDA, and we are now the sponsor of this orphan designation. Orphan Drug Designation confers a number of advantages to the further development of the drug, such as additional exclusivity for the molecule and the potential of waiving User fees at the time an NDA is filed.

Cetrorelix

Cetrorelix is a peptide with unique modes of action in BPH, which was the object of Phase 3 clinical trials applying an intermittent treatment schedule for treating symptoms associated with BPH, encompassing one safety trial (Z-041) and two efficacy trials (Z-033, Z-036) involving more than 1,600 patients in North America and Europe.

Furthermore, the program also included another safety study (Z-043) TQT to assess the impact of cetrorelix on cardiac QT interval.

On August 17, 2009, we reported Phase 3 results for our North American efficacy trial Z-033 (including certain sites in Europe) and safety trial Z-041 in BPH, with cetrorelix.

The study Z-033 failed to achieve its primary endpoint, being an improvement in International Prostate Symptom Score (“IPSS”) as compared to placebo, and it demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a statistically significant effect on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study. Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events and changes in laboratory parameters.

The multi-center safety study Z-041 was an open-label, single-armed study involving 528 patients in North America. Cetrorelix was generally well tolerated. Adverse events were mostly mild and transient in intensity. Serious adverse events occurred in 12 patients, but none of these was assessed as possibly drug-related. The most frequently reported adverse experiences included hot flushes, nasopharyngitis, injection site pain, and headache. Hot flushes were reported by 49 patients and were mild and of short duration in the majority of patients. Only one patient experienced a severe episode.

Furthermore, in study Z-041, efficacy was assessed using the IPSS which showed an improvement from a mean score of 21.2 at baseline to 15.6 at Week 26. In 63% of the patients, the improvement was by at least 3 points. Notably, the 46% of patients who had received previous treatment for BPH showed a mean improvement of 5 points, which is only slightly less than the 6 point improvement seen in treatment-naïve patients. Maximum uroflow improved by 25%, from 10.3 to 12.5 ml/sec, and also the mean uroflow showed a similar improvement.

On September 30, 2009, we reported the results of our safety TQT study on cetrorelix. Results showed that the study met its primary endpoint and cetrorelix did not increase heart rate-corrected QT interval (QTc) at either the time of observed maximal concentration of cetrorelix (Cetromax) or at the time of minimum level of serum testosterone (Testmin).

On December 7, 2009, we reported the Phase 3 results for cetrorelix from the European efficacy trial Z-036, involving 420 patients. Study Z-036 did not reach its primary endpoint. There were no clear differences in overall efficacy, with all 3 groups (including placebo) showing an improvement in IPSS of approximately 6 points that was maintained throughout the 52 weeks. There was observation of an improvement in uroflow, both maximum and mean, and in residual volume in all treatment groups.

These favorable changes are reflected in an overall improvement in Quality of Life measures. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands (greater than 50 cm3) on entry to the study. Cetrorelix was well tolerated, there were no relevant differences to placebo with regard to both clinical adverse events or changes in laboratory parameters with the exception of the anticipated hormonal changes.

On December 18, 2009, following the unsuccessful results of our Phase 3 program in BPH with cetrorelix, we announced the termination of our agreement with sanofi dated March 5, 2009, for the development, commercialization and licensing of cetrorelix in BPH for the U.S. market. Termination of the agreement took effect as of January 9, 2010.

Ozarelix

Ozarelix is a luteinizing hormone-releasing hormone agonist. Mechanistically, LHRH antagonists exert rapid inhibition of luteinizing hormone and follicle stimulating hormone with an accompanying rapid decrease in sex hormones and would therefore be expected to be effective in a variety of hormonally dependent disease states including ovarian cancer, prostate cancer, BPH, infertility, uterine myoma and endometriosis.

On January 27, 2010, our partner, Spectrum Pharmaceuticals, announced the decision to discontinue the development of ozarelix in BPH. Spectrum reported that the mixed results of an earlier Phase 2b study and the recently announced failure of a large Phase 3 registrational trial of cetrorelix (another LHRH antagonist) in this indication do not support continued development in BPH.

AEZS-123

AEZS-123 is a ghrelin receptor antagonist. Since its discovery, ghrelin has emerged as one of the most promising targets in the field of obesity and other potential indications.

On July 7, 2009, we announced the publication in the renowned American scientific journal, Proceedings of the National Academy of Sciences, of new data supporting the use of our ghrelin receptor antagonist compound, AEZS-123, for the treatment of alcohol dependence that involves ghrelin.

Corporate Developments

Registered Direct Offerings

On June 23, 2009, we completed a registered direct offering of 5,319,149 units, with each unit consisting of one common share and a warrant to purchase 0.35 of a common share at a price of $1.88 per unit (the “First Offering”). The related warrants represent the right to acquire an aggregate of 1,861,702 common shares, as discussed below. We also granted warrants to the sole placement agent engaged in connection with the First Offering, as discussed below.

Total proceeds raised through the First Offering amounted to $10.0 million, less cash transaction costs of approximately $0.8 million and non-cash transaction costs of approximately $0.7 million, which represent previously deferred charges incurred in connection with the filing of a shelf prospectus. The purchasers in the offering were comprised of US institutional investors, and the securities described above were offered pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated June 18, 2009.

We granted a total of 5,319,149 warrants (the “First Investor Warrants”) to the institutional investors who participated in the First Offering. Each First Investor Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.06 per share. The First Investor Warrants are exercisable between September 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of an aggregate of 1,861,702 of our common shares.

We estimated the fair value attributable to the First Investor Warrants of approximately $1.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. Transaction costs allocated to the First Investor Warrants amounted to approximately $0.2 million.

The First Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each First Investor warrant. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the First Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise the First Investor Warrants, or, at the holder’s option, purchase the First Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the First Investor

Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

We granted a total of 820,668 warrants (the “First Compensation Warrants”) to the sole placement agent and its designated representatives engaged in connection with the First Offering. Each First Compensation Warrant entitles the holder to purchase 0.35 of a common share at an exercise price of $2.35 per share. The First Compensation Warrants are exercisable between December 23, 2009 and December 23, 2011, and, upon complete exercise, would result in the issuance of 287,234 of our common shares.

We estimated the fair value attributable to the First Compensation Warrants of approximately $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.74%, expected volatility of 90.6%, an expected term of 2.5 years, dividend yield of 0.0% and an issue-date market share price of $1.75. The initial fair value of the First Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the First Offering.

The terms of the First Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the First Investor Warrants discussed above.

On October 23, 2009, we completed a second registered direct offering of 4,583,335 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.20 per unit (the “Second Offering”). The related warrants represent the right to acquire an aggregate of 1,833,334 common shares, as discussed below.  We also granted warrants to the sole placement agent engaged in connection with the Second Offering, as discussed below.

Total proceeds raised through the Second Offering amounted to $5.5 million, less cash transaction costs of approximately $0.4 million. The purchasers in this offering were new and existing institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated September 27, 2007 and a prospectus supplement dated October 19, 2009.

We granted a total of 4,583,335 warrants (the “Second Investor Warrants”) to the institutional investors who participated in the Second Offering.  Each Second Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.25 per share. The Second Investor Warrants are exercisable between October 23, 2009 and October 23, 2014, and, upon complete exercise, would result in the issuance of an aggregate of 1,833,334 common shares.

We estimated the fair value attributable to the Second Investor Warrants of approximately $1.3 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.46%, expected volatility of 84.3%, an expected term of 5 years, dividend yield of 0.0% and an issue-date market share price of $1.09. Transaction costs allocated to the Second Investor Warrants amounted to approximately $0.1 million.

The Second Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the Second Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at our option, have the right to require the holders thereof to exercise the Second Investor Warrants, or, at the holder’s option, purchase the Second Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Second Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

We granted a total of 320,832 warrants (the “Second Compensation Warrants”) to the sole placement agent engaged in connection with the Second Offering.  Each Second Compensation Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The Second Compensation Warrants are exercisable between April 23, 2010 and October 23, 2012, and, upon complete exercise, would result in the issuance of 128,333 common shares.

We estimated the fair value attributable to the Second Compensation Warrant of approximately $0.1 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 1.57%, expected volatility of 103.4%, an expected term of 3 years, dividend yield of 0.0% and an issue-date market share price of $1.09. The initial fair value of the Second Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the Second Offering.

The terms of the Second Compensation Warrants, with the exception of the exercise price and period of exercise, are substantially the same as those contained in the Second Investor warrants discussed above.

Cetrorelix Development, Commercialization and License Agreement

On March 4, 2009, we entered into a development, commercialization and license agreement with sanofi for the development, registration and marketing of cetrorelix in BPH for the U.S. market. Under the terms of the agreement, sanofi made an upfront nonrefundable license fee payment to us of $30.0 million. Also per the agreement, we would have been entitled to receive certain payments upon achieving certain pre-established regulatory and commercial milestones as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

On December 18, 2009, and following the announcement that our Phase 3 study with cetrorelix in BPH did not reach its primary endpoint, we disclosed that we had received notice from sanofi to terminate the underlying agreement, as discussed above. As a result, we fully recognized the aforementioned upfront payment, as the culmination of the earnings process was deemed to be complete.

As a result of entering into the agreement with sanofi, we paid a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby we obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various compounds, including cetrorelix. This royalty, amounting to $3.0 million, was charged in full to selling expenses during 2009 as a result of sanofi’s decision to terminate the related agreement.

Finally, as a result of both the aforementioned negative results and sanofi’s decision to terminate the related agreement, we determined that certain intangible assets and certain items of property, plant and equipment were no longer recoverable, and therefore impaired, as discussed below.

Consolidated Results of Operations

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

(unaudited)

	Quarters ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
		$	$	$

Revenues	40,182	8,565	8,379	6,111
Earnings (loss) from operations	11,511	(9,789)	(12,238)	(13,442)
Net earnings (loss)	12,032	(11,288)	(13,080)	(12,388)
Net earnings (loss) per share
Basic and diluted	0.19	(0.19)	(0.24)	(0.23)

	Quarters ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
		$	$	$

Revenues	7,244	11,029	10,457	9,748
Loss from operations	(16,315)	(12,386)	(19,525)	(14,158)
Net loss	(14,493)	(13,879)	(20,579)	(10,866)
Net loss per share
Basic and diluted	(0.27)	(0.26)	(0.39)	(0.20)

Net earnings (loss) per share are (is) based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net earnings (loss) per share amounts may not equal year-to-date net loss per share.

Fourth Quarter 2009 Results

Revenues were $40.2 million for the quarter ended December 31, 2009, compared to $7.2 million for the same quarter in 2008. The significant increase in revenues is due primarily to our having recognized the remaining unamortized portion, or approximately $30.4 million, of the upfront payment received from sanofi. Additionally, the increase is attributable to the recognition of remaining deferred revenues, amounting to approximately $1.8 million, associated with agreements related to the use of ozarelix, as intangible assets that, like cetrorelix, we deemed to be fully impaired in December 2009, as discussed in greater detail below.

Selling, general and administrative (“SG&A”) expenses were $6.2 million for the quarter ended December 31, 2009, compared to $3.0 million for the same quarter in 2008. The increase in SG&A expenses is predominantly related to the expensing of the remaining unamortized portion, or approximately $3.0 million, of the royalty paid to Tulane in connection with the agreement entered into with, and subsequently terminated by, sanofi, as discussed above.

Net research and development (“R&D”) expenses were $10.6 million for the quarter ended December 31, 2009, compared to $12.2 million for the same quarter in 2008. The decrease in R&D expenses primarily relates to lower costs having been incurred in connection with our Phase 3 program for cetrorelix in BPH, given the progressive completion through the end of 2009 of efficacy and safety studies associated with that compound.

Depreciation and amortization expenses for the quarter ended December 31, 2009 amounted to $8.1 million, compared to $3.4 million for the same quarter in 2008. The comparative increase is attributable to the fact that, in December 2009, and following our announcements that our second Phase 3 study with cetrorelix in BPH had not reached its primary endpoint and that sanofi had decided to terminate the related development, commercialization and license agreement (discussed above), we recognized an impairment charge equivalent to the remaining carrying value of cetrorelix, or approximately $3.9 million, as part of amortization expense. Also in December 2009, we determined that certain items of property, plant and equipment, utilized exclusively in the development activities related to cetrorelix, were also no longer recoverable. As a result, we recorded an impairment charge, as part of depreciation expense, of approximately $1.9 million. Lastly, in December 2009, we determined that ozarelix—another luteinizing hormone-releasing antagonist that, despite its different formulation, works on the same mechanism of action as cetrorelix—also was no longer recoverable. Further, in January 2010 and as noted above, Spectrum, to whom we had granted an exclusive license to develop and commercialize ozarelix for all potential indications in North America and India, announced that it had terminated its development program with ozarelix in BPH. Consequently, we recognized an impairment charge of approximately $1.4 million as part of amortization expense.

The aforementioned quarter-over-quarter increases were offset in large proportion by an impairment charge in the fourth quarter of 2008, amounting to approximately $2.4 million, related to teverelix, an intangible asset that had been determined to be impaired in December 2008.

Net earnings were $12.0 million, or $0.19 per basic and diluted share, for the quarter ended December 31, 2009, compared to a net loss of $14.5 million, or $0.27 per basic and diluted share, for the same quarter in 2008. The significant increase in net earnings is largely attributable to the significant increase in license fee revenues, combined with lower comparative R&D expenses, as discussed above, partly offset by increased SG&A expenses and depreciation and amortization charges, as discussed above.

We expect that the net loss for the first quarter of 2010, excluding any impact of foreign exchange gains or losses, will return to a level that is more aligned with pre-fourth quarter 2009 operational results.

Consolidated Statements of Operations

	Years ended December 31,
(in thousands, except per share data)	2009	2008	2007
	$	$	$
Revenues
License fees	42,221	8,504	12,843
Sales and royalties	20,957	29,462	28,825
Other	59	512	400
	63,237	38,478	42,068
Operating expenses
Cost of sales, excluding depreciation and amortization	16,501	19,278	12,930
Research and development costs	44,217	57,448	39,248
R&D tax credits and grants	(403)	(343)	(2,060)
Selling, general and administrative expenses	16,040	17,325	20,403
Depreciation and amortization
Property, plant and equipment	3,285	1,515	1,562
Intangible assets	7,555	5,639	4,004
Impairment of long-lived assets held for sale	—	—	735
	87,195	100,862	76,822
Loss from operations	(23,958)	(62,384)	(34,754)

Other income (expenses)
Interest income	349	868	1,904
Interest expense	(5)	(118)	(85)
Foreign exchange gain (loss)	(1,110)	3,071	(1,035)
Other	—	(79)	(28)
	(766)	3,742	756

Loss before income taxes from continuing operations	(24,724)	(58,642)	(33,998)
Income tax (expense) recovery	—	(1,175)	1,961
Net loss from continuing operations	(24,724)	(59,817)	(32,037)
Net loss from discontinued operations	—	—	(259)
Net loss for the year	(24,724)	(59,817)	(32,296)

Net loss per share from continuing operations
Basic and diluted	(0.43)	(1.12)	(0.61)
Net loss per share from discontinued operations
Basic and diluted	—	—	—
Net loss per share
Basic and diluted	(0.43)	(1.12)	(0.61)

Revenues are derived primarily from license fees, as well as from sales and royalties. Sales are derived from the manufacturing of Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, from Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of proceeds received in connection with the sale in December 2008 of the underlying future royalty stream to Cowen Healthcare Royalty Partners L.P. (“Cowen”).

License fees are derived from non-periodic milestone payments, R&D contract fees and upfront payments (and related amortization thereof) received from our licensing partners.

License fee revenues increased to $42.2 million for the year ended December 31, 2009, compared to $8.5 million and $12.8 million for each of the years ended December 31, 2008 and 2007, respectively. The significant increase from 2008 to 2009 is almost exclusively attributable to the upfront payment received from sanofi, as well as from the full recognition of other previously deferred revenues associated with ozarelix, as discussed above.

The decrease in license fee revenues from 2007 to 2008 is mainly attributable to non-recurring milestone payments received in 2007 from Ardana and from Keryx. Also, the decrease is related to the termination of our licensing agreement with Solvay Pharmaceuticals BV (“Solvay”) in 2007. We regained the worldwide ex-Japan rights for endometriosis from Solvay during 2007.

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received.

Sales and royalties decreased to $21.0 million for the year ended December 31, 2009, compared to $29.5 million and $28.8 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is mainly related to lower royalty revenues having been recognized in 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the year ended December 31, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during 2008. Additionally, sales volumes of Cetrotide® were slightly lower during the year ended December 31, 2009, as compared to 2008.

The increase in sales and royalties from 2007 to 2008 is mainly attributable to a large increase in sales of Cetrotide®, partly offset by lower sales of Impavido®.

Excluding the impact of foreign exchange rate fluctuations,sales and royalties are expected to decrease slightly in 2010.

Operating Expenses

Cost of sales decreased to $16.5 million for the year ended December 31, 2009 from $19.3 million and $12.9 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is largely attributable to the absence of Impavido® sales during the first three months of 2009, compared to the same period in 2008, while the increase in cost of sales from 2007 to 2008 is directly related to an overall increase in sales and royalties, as discussed above.

Cost of sales as a percentage of sales and royalties increased to 79% in 2009 from 65% in 2008, and from 45% in 2007. The increase in cost of sales as a percentage of sales and royalties from 2008 to 2009 is largely attributable to the comparative decrease in royalty revenues, as discussed above, while the higher percentage of cost of sales in 2008 compared to 2007 is largely related to the product mix, which includes a high concentration of sales related to Cetrotide®, a product that is more expensive to produce. In addition, we wrote down certain elements of our inventory to their net realizable value at the end of 2008, which contributed approximately $0.7 million to the increase in cost of sales compared to 2007.

We expect cost of sales as a percentage of sales and royalties to decrease to approximately 75% in 2010 due to a slight increase in our sales pricing, coupled with an overall reduction in production costs due to an expected favourable change in product mix that will result in additional third-party cost savings.

R&D costs were $44.2 million for the year ended December 31, 2009, compared to $57.4 million and $39.2 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease in R&D costs from 2008 to 2009 is largely attributable to a lower volume of expenses having been incurred in 2009 related to the continued advancement during the first nine months of 2009, followed by the winding down of our development activities linked to cetrorelix in BPH subsequent to our announcements that our related Phase 3 studies did not reach their primary endpoints.

The increase in R&D costs for the year 2008 compared to 2007 is mainly attributable to the advancement of our Phase 3 program with cetrorelix in BPH.

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the years ended December 31, 2009 and 2008.

(in thousands, except percentages)

(unaudited)

Product	Status	Indication	Year ended December 31, 2009		Year ended December 31, 2008
			$	%	$	%
Cetrorelix	Phase 3*	BPH*	23,812	82.3	25,697	71.1
AEZS-130 (SolorelTM)	Phase 3	Endocrinology (diagnostic)	592	2.0	—	—
Perifosine	Phases 2 and 3	Oncology	304	1.1	2,425	6.7
Ozarelix	Phase 2*	BPH*	366	1.3	253	0.7
AEZS-108	Phase 2	Oncology	409	1.4	1,259	3.5
AEZS-112	Phase 1	Cancer	430	1.5	981	2.7
AEZS-129 / Erk PI3K	Preclinical	Cancer	1,151	4.0	1,609	4.5
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	530	1.8	1,154	3.2
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	235	0.8	843	2.3
Other	Preclinical	Multiple	1,096	3.8	1,913	5.3
			28,925	100.0	36,134	100.0

* Development activities terminated in the last quarter of 2009 and beginning of 2010.

We expect our overall R&D investments to decrease significantly during 2010, largely due to the expected minimum costs associated with the winding down of our program with cetrorelix in BPH.

R&D tax credits and grants were $0.4 million for the year ended December 31, 2009, compared to $0.3 million and $2.1 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease in R&D tax credits and grants in 2008 compared to 2007 is attributable to our having utilized only Quebec provincial tax credits in 2008, while in 2007, we also reduced our income tax payable by more than $1.6 million, following the elimination of income taxes related to the distribution made to our shareholders in connection with our disposal of Atrium Biotechnologies Inc., now Atrium Innovations Inc. (“Atrium”).

SG&A expenses decreased to $16.0 million for the year ended December 31, 2009, compared to $17.3 million and $20.4 million for each of the years ended December 31, 2008 and 2007, respectively. The decrease from 2008 to 2009 is related to comparative Euro-to-US dollar exchange rate fluctuations and to the absence in 2009 of certain non-recurring corporate expenses due to cost-saving measures that were implemented beginning in the second quarter of 2008, despite the additional selling expenses charged during 2009 as pertaining to the royalty paid to Tulane, as discussed above.

The decrease in SG&A expenses in 2008 compared to 2007 is primarily related to the organizational changes and cost-saving measures that were implemented beginning in the second quarter of 2008.

We expect our SG&A expenses to decrease in 2010 by approximately $5.0 million, compared to 2009, given the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi and given additional cost-saving measures, including workforce reduction and associated savings due to the expected overall decrease in development activities.

Depreciation and amortization expenses increased to a combined $10.8 million for the year ended December 31, 2009, compared to $7.2 million and $5.6 million for each of the years ended December 31, 2008 and 2007, respectively.

The increase in depreciation and amortization expenses from 2008 to 2009 is attributable to the impairment charges related to cetrorelix, ozarelix and certain items of property, plant and equipment utilized exclusively in the development activities related to cetrorelix, as discussed above. This year-over-year increase was offset in large proportion by the impairment charge of $2.4 million recorded in 2008 related to teverelix, as discussed below.

The increase from 2007 to 2008 was primarily related to an impairment charge of approximately $2.4 million, recorded as amortization expense, taken in the fourth quarter of 2008 and related to teverelix, which had been determined to be impaired following Ardana’s entering into voluntary administration. Ardana is party to an assignment agreement upon which the cash recoverability of teverelix depends, and, as such, this customer’s entering into voluntary administration has triggered the likelihood that no future cash flows will be received by the Company in connection with the aforementioned license agreement. This increase in amortization expense was partially offset by reductions in depreciation and amortization expenses related to long-lived assets held for sale, including the Quebec City building and land, and Impavido®, on which depreciation and amortization ceased during the final months of 2007. The underlying assets were sold in 2008, as discussed above.

Impairment of long-lived assets held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment was related to the building and land held for sale for which the estimated fair value had been based on offers received by third parties.

Loss from operations amounted to $24.0 million for the year ended December 31, 2009, compared to $62.4 million and $34.8 million for each of the years ended December 31, 2008 and 2007, respectively.

The significant decrease in loss from operations is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D and SG&A expenses, partly offset by increased depreciation and amortization expenses and by a lower comparative manufacturer margin, as discussed above.

The increase in loss from operations in 2008 as compared to 2007 is largely attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization and higher R&D costs, partly offset by lower SG&A expenses.

We foresee our loss from operations to increase in 2010, as compared to 2009, mainly as a result of the expected non-recurrence of license fee amortization of previously deferred revenues associated with cetrorelix and ozarelix, as discussed above, partly offset by an anticipated reduction in R&D and SG&A costs.

Other income (expenses)

Interest income amounted to $0.3 million for the year ended December 31, 2009, compared to $0.9 million and $1.9 million for each of the years ended December 31, 2008 and 2007, respectively. Interest income is derived from our cash, cash equivalents and short-term investments, which, excluding restricted balances, totalled $38.1 million as at December 31, 2009, $49.7 million as at December 31, 2008 and $41.4 million as at December 31, 2007.

The decrease in interest income from 2007 to 2008 is due to the fact that less cash had been invested during 2008, with the exception of a large portion of the proceeds received in connection with our sale of rights to future royalties to Cowen, though only in December 2008.

Foreign exchange loss amounted to $1.1 million for the year ended December 31, 2009, compared to a gain of $3.1 million and a loss of $1.0 million for each of the years ended December 31, 2008 and 2007, respectively. The increased foreign exchange loss reported for the year ended December 31, 2009 is attributable to the comparative weakening of the US dollar vis-à-vis both the Canadian dollar and the euro since December 31, 2008, as presented below.

The increase in foreign exchange gains in 2008 is mainly attributable to advances to our German subsidiary, denominated in euros, and with our US-based subsidiary, denominated in US dollars, and the corresponding strengthening of the euro and the US dollar compared to the Canadian dollar. Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency due to a change in economic facts and circumstances. This change did not result in any significant impact on our consolidated financial statements.

The year-end conversion rates from the euro and Canadian dollar to the US dollar can be summarized as follows:

	As at December 31,
1 US dollar equivalent to:	2009	2008	2007
	$	$	$
Euro	0.7007	0.7145	0.6870
Canadian dollar	1.0510	1.2180	0.9913

Income tax (expense) recovery was $nil for the year ended December 31, 2009, compared to ($1.2 million) and $2.0 million for each of the years ended December 31, 2008 and 2007, respectively.

The increase in income tax expense from 2007 to 2008 is largely attributable to a minimum tax payable in Germany due to the tax accounting ramifications of the sale of future royalties to Cowen, referred to above, and to the utilization, in 2007, of some of our future income tax assets following the non-recurring taxable capital gain realized in connection with our disposal of Atrium.

In 2010, we do not expect to record any significant income tax recovery or expense in our foreign or domestic entities.

Net loss from continuing operations was $24.7 million for the year ended December 31, 2009, compared to $59.8 million and $32.0 million for each of the years ended December 31, 2008 and 2007, respectively. The significant decrease in net loss from continuing operations is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D, SG&A and income tax expenses, partly offset by lower comparative sales and royalties and increased depreciation and amortization expenses and foreign exchange losses, as discussed above.

The increase in net loss from continuing operations from 2007 to 2008 is largely attributable to a combination of lower license fee revenues, an increase in R&D costs related to the advancement of our Phase 3 program with cetrorelix in BPH, lower manufacturing margins, higher depreciation and amortization and higher income tax expense in 2008, partly offset by lower SG&A expenses and higher net foreign exchange gains.

Net loss from discontinued operations represents the results of operations related to Echelon Biosciences, Inc. (“Echelon”), which we disposed of in November 2007 and whose results were included in our consolidated statements of operations for the year ended December 31, 2007.

Net loss was $24.7 million, or $0.43 per basic and diluted share for the year ended December 31, 2009, compared to $59.8 million, or $1.12 per basic and diluted share and $32.3 million, or $0.61 per basic and diluted share, for each of the years ended December 31, 2008 and 2007, respectively.

The significant decrease in net loss is due to the significant year-over-year increase in license fee revenues, associated mainly with agreements for cetrorelix and ozarelix, combined with lower comparative R&D, SG&A and income tax expenses, partly offset by lower comparative sales and royalties and increased depreciation and amortization expenses and foreign exchange losses, as discussed above.

The increase in net loss in 2008 as compared to 2007 is attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization, higher income tax expense and higher R&D costs, partly offset by lower SG&A expenses and higher net foreign exchange gains.

We expect that the net loss for the year 2010 will increase, together with our expected loss from operations, as discussed above.

The weighted average number of shares outstanding used to calculate basic net loss per share for the years ended December 31, 2009, 2008 and 2007 was 56.9 million shares, 53.2 million shares and 53.2 million shares, respectively.

Consolidated Balance Sheet Information

(Unaudited)

	As at December 31,
(in thousands)	2009	2008	2007
	$	$	$

Cash and cash equivalents	38,100	49,226	10,272
Short-term investments	—	493	31,115
Accounts receivable and other current assets	10,913	12,005	18,193
Restricted cash	878	—	—
Property, plant and equipment, net	4,358	6,682	7,460
Other long-term assets	32,013	39,936	56,323
Total assets	86,262	108,342	123,363

Accounts payable and other current liabilities	19,211	22,121	21,480
Current portion of long-term debt and payable	57	49	775
Long-term payable	143	172	—
Non-financial long-term liabilities*	57,625	64,525	12,517
Total liabilities	77,036	86,867	34,772
Shareholders’ equity	9,226	21,475	88,591
Total liabilities and shareholders’ equity	86,262	108,342	123,363

* Comprised mainly of deferred revenues and employee future benefits.

2009 compared to 2008

The decrease in cash and cash equivalents as at December 31, 2009, compared to December 31, 2008 is due primarily to recurring cash flows used in operating activities and by the reduction of currently available cash due to a transfer of funds to a restricted account, as discussed below, largely offset by the receipt of proceeds from sanofi and to the receipt of net proceeds in connection with the two registered direct offerings, as discussed above.

The decrease in property, plant and equipment as at December 31, 2009, compared to December 31, 2008 is due largely to the impairment charge that was taken against certain items utilized exclusively in the development activities related to cetrorelix, as discussed above.

The decrease in other long-term assets primarily includes the reduction to intangible assets, which in turn was attributable to the impairment charges taken on cetrorelix and ozarelix, as discussed above. Additionally, the reduction is attributable to deferred charges amounting to approximately $0.7 million, which were deferred in 2007 and 2008, but which were included as a reduction to share capital in connection with the First Offering, as discussed above.

The reduction in non-financial long-term liabilities mainly is attributable to deferred revenues, which in 2009 were lower following both the ongoing amortization of the proceeds received from Cowen and the full recognition of previously deferred amounts associated with license and development agreements related to the use of ozarelix, as discussed above.

The decrease in shareholders’ equity from 2008 to 2009 is attributable to the increase in consolidated deficit due to the current year’s net loss and to the decrease in accumulated other comprehensive income, offset in large proportion by the increase in share capital and warrants following the two registered direct offerings discussed above.

2008 compared to 2007

The increase in cash and cash equivalents and the decrease in short-term investments from 2007 to 2008 are discussed in more detail below. The decrease in accounts receivable and other current assets from 2007 to 2008 is largely attributable to lower customer billings in December 2008 compared to the same period in 2007, lower grants receivable at the end of 2008 and the write-down to net realizable value of certain components of inventory in December 2008, as discussed above.

The decrease in other long-term assets is primarily due to the disposal, in 2008, of the long-lived assets which had been reported as held for sale as at December 31, 2007, as discussed above and the impairment charge that was taken relative to teverelix in the fourth quarter of 2008, partially offset by a net increase in deferred charges, due mainly to the capitalization of financial advisory, legal and other costs incurred in connection with the sale of our rights to future royalties to Cowen. The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following the receipt of proceeds from Cowen, as well as an increase in employee future benefits related mainly to employees in our German subsidiary.

The decrease in shareholders’ equity from 2007 to 2008 is almost entirely attributable to the increase in consolidated deficit due to the 2008 net loss and the decrease in accumulated other comprehensive income, which in turn is largely made up of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

	Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Long-term payable	200	57	114	29	—
Operating leases	12,721	2,008	4,038	3,894	2,781
Commercial commitments	6,801	5,256	1,545	—	—
Total	19,722	7,321	5,697	3,923	2,781

Outstanding Share Data

As at March 23, 2010, there were 63,089,954 common shares issued and outstanding and there were 6,213,922 stock options outstanding. Warrants outstanding as at March 23, 2010 represent a total of 4,110,603 equivalent common shares.

Capital disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we raised additional capital via the registered direct offerings discussed above.

During 2008, we fulfilled our obligation on the loan from the federal and provincial governments with a nominal value of CAN$800,000.

In connection with the sale of the Quebec City building and land discussed above, we entered into a long-term lease agreement with the principal tenant of the building. As part of the agreement, we agreed to pay the principal tenant CAN$300,000 (approximately $285,000) as an incentive and service fee. The resulting payable is non-interest bearing and is due in bi-annual installments of CAN$30,000 (approximately $28,500) over the next five years.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities, the selling of non-core assets and other non-dilutive activities, except for the two registered direct offerings completed during the year ended December 31, 2009, as discussed above.

Our cash, cash equivalents and short-term investments amounted to $38.1 million as at December 31, 2009, compared to $49.7 million as at December 31, 2008. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As at December 31, 2009, cash, cash equivalents and short-term investments of the Company included CAN$2.6 million and €6.3million.

Based on our assessment, which took into account the cash received in connection with the 2008 sale of rights to future royalties to Cowen, the upfront payment received from sanofi and the net proceeds received in connection with the two registered direct offerings discussed above, as well as our strategic plan and corresponding budgets for 2010 and projections for 2011 and 2012, and despite the announcement of negative results associated with our Phase 3 studies with cetrorelix in BPH, we believe that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the next 12-month period from the balance sheet date.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variation of our liquidity by activity is explained below, not considering any cash flows used in or provided by discontinued operations.

Operating Activities

Cash flows used in our continuing operating activities amounted to $24.1 million for the year ended December 31, 2009, compared to $1.3 million and $25.7 million for each of the years ended December 31, 2008 and 2007, respectively.

The significant increase in cash used in our continuing operating activities from 2008 to 2009 is attributable to the receipt of cash proceeds of $52.5 million in 2008 from Cowen, as discussed below, compared to the lower cash proceeds of $30.0 million from sanofi in 2009, as discussed above. Also, operating cash payments for prepaid expenses and accounts payable were higher during 2009 as compared to 2008.

The significant decrease in cash used in operating activities from 2007 to 2008 relates in large proportion to the net cash proceeds received from Cowen, as discussed above, in addition to higher upfront payments received from certain customers and higher cash collections of trade accounts receivable. These cash inflows were partially offset by increased cash expenditures that contributed to the increase in our net loss, as well as by payments made, which were mainly related to financial advisory, legal and other costs incurred in connection with the transaction with Cowen, as well as to a higher volume of trade accounts payable settlements.

We expect net cash used in continuing operating activities to increase significantly in 2010, as compared to 2009, largely given the comparative absence of net proceeds associated with our agreement with sanofi, which has been terminated, as discussed above.

Financing Activities

Net cash provided by (used in) continuing financing activities was $14.2 million for the year ended December 31, 2009, compared to ($1.2 million) and ($1.1 million) for each of the years ended December 31, 2008 and 2007, respectively. The significant increase in net cash provided by financing activities in 2009 is attributable to the registered direct offerings discussed above, while the funds in 2008 and 2007 were used mainly for the repayments of our long-term debt and payable, as well as in connection with the filing of a shelf prospectus.

Investing Activities

Cash (used in) provided by continuing investing activities (excluding the changes in short-term investments) amounted to ($1.7 million) for the year ended December 31, 2009, compared to $13.6 million and ($3.0 million) for each of the years ended December 31, 2008 and 2007, respectively. These fluctuations relate in large proportion to the disposals of the building and land in Quebec City and of Impavido®, both of which had been reported as long-lived assets held for sale as at December 31, 2007 and sold in 2008.

Also, as discussed above, during 2009, we transferred approximately $0.9 million to a restricted cash account. Changes to restricted cash balances, including any interest earned thereon, are reported in the statement of cash flows as investing activities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP. A summary of significant and pertinent measurement and disclosure differences between Canadian and US GAAP is provided in note 26 to our 2009 consolidated financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain accrued liabilities. We base our estimates on historical experience, where relevant, and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenues

We are currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when we have no significant future performance obligations and when collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when we have fulfilled the terms in accordance with the contractual agreement and have no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Proceeds received in connection with the sale of rights to future royalties are deferred and recognized over the life of the license agreement pursuant to the “units-of-revenue” method, as discussed above.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Goodwill, which represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit.

In the event that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Income Taxes

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

Impact of accounting standards adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to our interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for accounting for business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. We have early adopted this standard effective January 1, 2009 and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. We have early adopted this standard effective January 1, 2009 and have applied the provisions thereof retrospectively, without any impact on our consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. We adopted EIC-173 on January 1, 2009, and such adoption did not have a material impact on our consolidated financial statements.

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. We early adopted these amendments on July 1, 2009, and such adoption did not have any impact on our consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments—Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments apply to annual financial statements for years ending after September 30, 2009. We have adopted these amendments, and there has been no significant impact on our consolidated financial statements. Additional required disclosures have been made where applicable.

Accounting standards not yet adopted

In December 2009, the EIC issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method.  EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method.  EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. We are currently evaluating the impact that this guidance may have on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway.

Solutions development activities include, but are not limited to, the following key activities:

•                  Performance of a more detailed review of relevant IFRS standards in order to identify differences as compared to our current accounting policies;

•                  Performance of quantitative and qualitative impact analyses pursuant to the application of current international guidance to financial information;

•                  Preparation of “mock” financial statements and notes in accordance with IFRS in order to establish a model for required presentation, format and disclosures;

•                  Selection or modification of accounting policies, where required or appropriate, including those available under IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), as discussed below;

•                  Identification of any necessary changes relative to information-gathering activities and processes, including systems;

•                  Identification of impact on other internal and external stakeholders; and

•                  Providing training to selected personnel.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards likely will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact
Financial instruments — contingent settlement provisions

IAS 32, Financial Instruments: Disclosure and Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 26 to our 2009 consolidated financial statements.

It should be noted that the differences shown above are not a complete list of topics that are or could become pertinent to our business. As such, as we advance our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion
Business combinations

IFRS 1 allows first-time adopters to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.

Valuation of property, plant and equipment	IFRS 1 permits first-time adopters to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.

Foreign currency translation adjustments	IFRS 1 permits first-time adopters to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Other IFRS 1 exemptions will be considered as we continue to make progress in our conversion activities.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Outlook for 2010

Perifosine

We expect to continue the development of perifosine in North America (US, Canada and Mexico) in collaboration with our partner, Keryx, and benefit from this development in order to ultimately achieve registration in other territories. The primary focus will be to advance the Phase 3 registration studies in conformity with the SPA that Keryx recently received from the FDA in multiple myeloma and refractory metastatic colon cancer. Keryx is responsible, in accordance with the terms of our license agreement, for the

North American development and registration of perifosine. We have access to all corresponding data at no additional cost. In parallel with the North American development activities, we expect to seek scientific advice with the European Medicines Agency (“EMA”) relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories. We also expect to establish a strategy that will enable us to benefit from the Asian markets and from other attractive territories. In the event that EMA requires additional trials or any additional development work prior to confirming compliance with European regulations, we will support the corresponding R&D investments as we seek additional partnerships for the corresponding territories.

AEZS-108

We expect to perform, together with cooperative groups and clinical investigators, additional studies in endometrial or ovarian cancer, as well as in new indications such as prostate cancer and bladder cancer. Based on our available financial resources and on the level of sponsorships that we successfully obtain from different organizations, we will decide on our next studies.

AEZS-130 (SolorelTM)

Upon satisfactory discussions and agreement with the FDA, we expect to complete the Phase 3 program for AEZS-130 (SolorelTM) as a diagnostic test for adult growth hormone deficiency and to submit a corresponding NDA to the FDA.

Revenue expectations

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received.  Additionally, excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to decrease slightly in 2010.

Cost reduction and development focus

During 2010, we expect to focus on R&D efforts vis-à-vis our later-stage compounds, including perifosine, AEZS-108 and SolorelTM. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. We do not expect to pursue any development relating to cetrorelix or ozarelix. With this focused strategy, we can expect a reduction of our R&D expenses by nearly $20.0 million in 2010, as compared to 2009.

With regard to our SG&A expenses, in light of the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi and given additional cost-saving measures, we expect to reduce our costs in 2010 by approximately $5.0 million, as compared to 2009.

We expect that our cash burn should therefore be in the range of $32.0 million to $35.0 million, excluding any non-dilutive activities relating to the licensing out of our advanced products.

On March 12, 2010, we filed a Canadian short-form base shelf prospectus, as well as a registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”), which were declared effective by both the Canadian authorities and the SEC, and which would permit us to issue up to $60.0 million of freely tradeable common shares and warrants to purchase common shares.

We continue to endeavour to become a specialty pharmaceutical focused on oncology and endocrinology with our own marketing activities in selected territories and seek commercial partners, in order to carry out our strategic objectives.

Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2009, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at March 23, 2010.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Short-term investments have consisted of notes issued by high-credit quality corporations and institutions. Also, any accounts receivable balances due as at December 31, 2009 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash, short-term investments and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the year ended December 31, 2009.

As at December 31, 2009, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have a material adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine Phase 2 and Phase 3 studies, the AEZS-108 Phase 2 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Impairment of Intangible Assets

As at December 31, 2009, the carrying values of identifiable intangible assets and goodwill as presented in our consolidated balance sheet were $17.0 million and $10.2 million, respectively. We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years, including 2009, related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general, have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. On January 21, 2010, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with Nasdaq’s minimum bid price requirements. If we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2009 filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

Æterna Zentaris’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, which differ in certain respects from US GAAP, as discussed above.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Æterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2009.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

March 23, 2010